LAWLER & ASSOCIATES

a professional law corporation

1530 - 9th Avenue, S.E.

Calgary, Alberta T2G 0T7

Telephone: 403-693-8014

Facsimile: 403-272-3620

W. Scott Lawler, Esq.

   Admitted in California

March 2, 2005

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention: Ms. Elaine Wolff – Branch Chief

Re:

PANOSHAN MARKETING CORP

Amendments No. 3 and 4 to Registration Statement on Form F-1

Filed March 2, 2005

Registration No. 333-118576

Dear Ms. Wolff:

On March 1, 2005, my office filed Amendment No. 3 to the above-referenced filing. In compiling the submission for Amendment No. 3, my office included an incorrect draft of the audited financial statements and failed to include the auditors’ consent. These errors were not discovered until after the filing was disseminated by Edgar. The accession number for this filing is 0001044764-05-27.

As a result, Amendment No. 4 to the filing was filed today under accession number 0001044764-05-28. Enclosed herewith are the three (3) copies of Amendment No. 4, the exhibits filed therewith, marked versions of Amendment No. 4, the auditors’ consent and my letter responding to each of the comments from your comment letter regarding Amendment No. 2.

If you have any questions regarding the foregoing, please contact me at 403-693-8014.

Sincerely,

/s/ W. Scott Lawler

W. Scott Lawler, Esq.

Encl.